Exhibit 99.1

Neptune Begins Commercial Production and Shipping of Cannabis Extracts

LAVAL, QC, March 26, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT) is pleased to announce that it has completed initial commercial production lots and is now shipping cannabis extracts from its licensed, GPP facility in Sherbrooke, Quebec.

After receiving its standard processing licence from Health Canada on January 4, 2019, Neptune completed required testing and commissioning of its Phase 1 (CO2-based) extraction installation, after which it produced its first lots of cannabis extract. Upon successful analysis and testing, the products are now being shipped and invoiced.

"The quality of the extracts in Neptune's first production runs at our state-of-the-art facility has been terrific, and we are proud to begin deliveries. This marks an important step forward in the execution of our vision to lever our decades of extraction and wellness industry experience towards becoming the world's leader in the extraction, purification and formulation of value-added, differentiated cannabis products," said Jim Hamilton, President and CEO of Neptune.

Commencing commercial cannabis production means that Neptune will record its first Cannabis Business revenue in the current fiscal year ended March 31, 2019, adding to revenue generated by the Company's long-standing Nutrition Business and putting the Company on a new growth trajectory.

"Generating Cannabis Business revenue is a long-awaited milestone for Neptune, and we continue to expect positive EBITDA from this business within our first year of production. With strong market demand dynamics, current firm commitments of at least 150,000 kg, and line of sight to more than double this amount  of cannabis and hemp for extraction over the next three years, we are on solid ground to deliver increasing sales volumes. It is a very exciting time for our entire organization, and our production and commercial teams are fully committed to drive production and sales to our full capacity," said Neptune Chief Financial Officer Mario Paradis.

The completion of investments for installation of Phase 2 ethanol-based extraction equipment remains on track for the end of March 2019, with operations planned to ramp up progressively towards a total annual processing capacity of 200,000 kg by July 2019, pending regulatory approvals.

As the global market for cannabinoid products grows rapidly and the Canadian market readies itself for new, extract-based product categories slated for legalization in October 2019, Neptune has also initiated, as previously disclosed, planning for the third phase of its capacity expansion investments, which will bring its total extraction capacity to 6,000,000kg by retrofitting equipment already installed in its facility.

"Our aim is to support our partners in seizing together all opportunities that the upcoming Canadian market for edibles, topicals and concentrates offer, and in growing in step with the market opportunities afforded by the rapidly evolving US and global regulatory landscape," Mr. Hamilton concluded.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Licensed by Health Canada to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec, Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "projects," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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For further information: Investor Information: Neptune Wellness Solutions, Mario Paradis, VP & CFO, Neptune, (450) 687-2262 x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada), Pierre Boucher, MaisonBrison, (514) 731-0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.), Carolyn Capaccio / Jody Burfening, LHA, (212) 838-7777, ccapaccio@lhai.com / jburfening@lhai.com; Media Requests: Neptune Wellness Solutions, Caroline Lavoie, Director of Corporate Affairs, 514.781.4501

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 26-MAR-19